UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,

53113 Bonn,

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-118932, and the registration statement on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

CFO Eick to resign from Board of Management of Deutsche Telekom AG with effect from February 28, 2009 and move to another company

Dec 02, 2008

Ad hoc notification from Deutsche Telekom in accordance with § 15 of the Security Trading Act (WpHG)

Dr. Karl-Gerhard Eick, Chief Financial Officer and Deputy Chairman of the Deutsche Telekom AG Board of Management, asked the Supervisory Board today to release him prematurely from his current term of office, which is not due to expire until 2012. The Supervisory Board agreed to his request at its meeting today. Dr. Eick will continue to perform his tasks at Deutsche Telekom until the end of February 2009, when the 2008 annual financial statements have been submitted and leave the company on March 1 to work for another company.

Dr. Eick joined Deutsche Telekom in November 1999. He has been Chief Financial Officer of the company since the start of 2000 and Deputy Chairman of the Board of Management since 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name: Guido Kerkhoff
Title: Senior Executive Vice President Chief Accounting Officer

Date: December 2, 2008